SCHEDULE 13D

            Under the Securities Exchange Act of 1934
 				                  Amendment No. 4

                     Landmark Land Company, Inc.
                        (Name of Issuer)

                  Common Stock, $0.50 par value
                   (Title of class of securities)

                            515062107
                         (CUSIP Number)

                      David S. Klafter, Esq.
                     Karenina Properties LLC
         Gotham Partners, L.P. and Gotham Partners II, L.P.
                   110 East 42nd Street, 18th fl.
                    New York, New York  10017
                         (212) 286-0300
   (Name, address and telephone number of person authorized to receive notices and communications)

                       November 21, 1997
     (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          SCHEDULE 13D

CUSIP No. 515062107                               Page 2 of 11 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners, L.P.  EIN 13-3700768

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            3,256,872

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        76,750
                9   SOLE DISPOSITIVE POWER
  REPORTING          3,256,872
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    3,333,622

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    41.66%

     14        TYPE OF REPORTING PERSON*
                    PN

                          SCHEDULE 13D

CUSIP No. 515062107                               Page 3 of 11 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Karenina Properties, LLC  EIN 13-3965725

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            1,309,680

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        76,750
                9   SOLE DISPOSITIVE POWER
  REPORTING          1,309,680
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    1,386,430

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                    17.33%

     14        TYPE OF REPORTING PERSON*
                    OO

                           SCHEDULE 13D

CUSIP No. 515062107                                Page 4 of 11 Pages

      1        NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Gotham Partners II, L.P.  EIN 13-3863925

      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A    (a) [x]
               GROUP*                                        (b) [ ]

      3        SEC USE ONLY

      4        SOURCE OF FUNDS*
                    WC

      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS      [ ]
               IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

      6        CITIZENSHIP OR PLACE OF ORGANIZATION
                    New York

  NUMBER OF     7   SOLE VOTING POWER
   SHARES            34,908

BENEFICIALLY    8   SHARED VOTING POWER
OWNED BY EACH        0
                9   SOLE DISPOSITIVE POWER
  REPORTING          34,908
   PERSON
    WITH       10   SHARED DISPOSITIVE POWER
                     0

     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                    34,908

     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)     [ ]
               EXCLUDES CERTAIN SHARES*


     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                     0.44%

     14        TYPE OF REPORTING PERSON*
                    PN

                                                Page 5 of 11 Pages


     To the extent set forth herein, this Amendment No.4 amends and supplements the statement on Schedule 13D, as amended by amendment nos. 1, 2 and 3 (the "Statement"), filed by Gotham Partners, L.P., Karenina Properties, LLC ("Karenina Properties") and Gotham Partners II, L.P. (collectively referred to herein as the "Reporting Persons") relating to the Common Stock, $0.50 par value ("Common Stock"), of Landmark Land Company, Inc., a Delaware corporation (the "Company"). Capitalized terms used herein and not defined herein shall have the meanings given to them in the Statement.


Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

     For Common Stock purchased since the last amendment of Schedule 13D, the aggregate purchase price of the Common Stock purchased by Gotham was $10,558 and the aggregate purchase price of the Common Stock purchased by Karenina Properties was $4,350 and the aggregate purchase price of the Common Stock purchased by Gotham II was $112. All of the funds required for these purchases were obtained from the working capital of Gotham, Karenina Properties and Gotham II, respectively.

                                                   Page 6 of 11 Pages


Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended to add the following:

     (a) Karenina Properties, Gotham and Gotham II collectively beneficially own 3,368,530 shares of Common Stock, representing approximately 42.1% of the outstanding Common Stock as of the date of this Statement. Gotham directly owns 1,960,558 shares of Common Stock as of the date of this Statement and through Karenina Properties indirectly owns 1,296,314 shares of Common Stock, representing an aggregate of approximately 40.7% of the outstanding Common Stock. Through a proxy granted by Spencer Waxman, Gotham beneficially owns another 76,750 shares of Common Stock, representing approximately 0.96% of the outstanding Common Stock. Karenina Properties directly owns 1,309,680 shares of Common Stock as of the date of this Statement, representing an aggregate of approximately 16.37% of the outstanding Common Stock and, through a proxy granted by Mr. Waxman, beneficially owns another 76,750 shares of outstanding Common Stock, representing approximately 0.96% of the outstanding Common Stock. Gotham II directly owns 21,542 shares of Common Stock as of the date of this Statement and through Karenina Properties indirectly owns 13,366 shares of Common Stock, aggregating 34,908 shares, representing an aggregate of approximately 0.44% of the outstanding Common Stock. The percentages in this paragraph are calculated based upon 8,001,170 outstanding shares of Common Stock of the Company, as of September 30, 1991, as reported in the Company's Form 10Q dated of September 30,1991. None of Section H, Karenina, DPB, Mr. Ackman or Mr. Berkowitz beneficially own any Common Stock (other than the Common Stock beneficially owned by Gotham and Gotham II).

     (b) Each of Gotham, Gotham II and Karenina Properties has sole power to vote and to dispose of all of the Common Stock directly owned by it. Each of Gotham and Karenina Properties has shared voting powers with respect to the 76,750 shares of Common Stock as to which Mr. Waxman gave them a proxy.

                                                   Page 7 of 11 Pages

     (c) The tables below set forth information with respect to all purchases and sales of Common Stock by Gotham, Karenina Properties and Gotham II since October 8, 1997, the date of the filing of amendment no. 3 to the Statement. Except for the transactions dated October 30, 1997 and November 7, 1997, which took place in the over-the-counter market, all of the purchases and sales listed below were the result of private transactions. In the case of Karenina Properties, the transactions were negotiated purchases.


Gotham


                         Shares of Common Stock
Date                        Purchased/(Sold)        Price ($) per Share

10/30/97                         3,958 	               1.06
10/30/97                           395 	               1.00
11/03/97                           395 	               1.00
11/06/97                           792 	               1.00
11/07/97                         1,979 	               1.04
11/07/97                           990 	               1.00
11/18/97                         1,732 	               1.00
11/21/97				                   (75,967)			   0.00

Karenina Properties


10/30/97                           400 	               1.00
11/03/97                           400 	               1.00
11/06/97                           800 	               1.00
11/07/97                         1,000 	               1.00
11/18/97                         1,750 	               1.00
11/21/97				                   (76,750)			   0.00

Gotham II



10/30/97                            42 	               1.06
10/30/97                             5 	               1.00
11/03/97                             5 	               1.00
11/06/97                             8 	               1.00
11/07/97                            21 	               1.04
11/07/97                            10 	               1.00
11/18/97                            18 	               1.00
11/21/97				                      (783)			   0.00




								                                  Page 8 of 11 Pages



     (d) and (e).  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

As previously set forth in the Statement, the Reporting Persons had granted an option to Mr. Spencer Waxman to purchase one-third of any Company shares purchased by the Reporting Persons, at the same price per share paid or incurred by the Reporting Persons, and Mr. Waxman had granted an option to the Reporting Persons to purchase two-thirds of any Company shares purchased by Mr. Waxman at the same price per share paid or incurred by Mr. Waxman. These options applied only to private share purchases by the Reporting Persons or Mr. Waxman, and they were to expire upon the later of the delivery of stock certificates of the purchase of shares which are the subject of this 13D or September 1, 1997. By agreement dated November 21, 1997, among other things, the Reporting Persons and Mr. Waxman terminated their respective options; the Reporting Persons paid Mr. Waxman the sum of $800,000.00; the Reporting Persons transferred to Mr. Waxman 76,750 shares of Common Stock; the Reporting Persons have agreed, upon their becoming registered owners of the WFP shares, to transfer to Mr. Waxman six percent(6%) of the WFP shares minus 8,826 shares, or if the Reporting Persons accept cash in settlement of the litigation with WFP, six percent (6%) of cash proceeds of the ligitation minus 0.06% of the Reporting Persons' costs therein; Mr. Waxman has given the Reporting Persons a proxy with regard to all of his shares of Landmark and will give the Reporting Persons a similar proxy for any shares of WFP which are ultimately transferred to Mr. Waxman, which proxies shall remain in effect for so long as he owns any such shares; and Mr. Waxman has given the Reporting Persons a right of first offer to purchase his shares of Common Stock in the event that he wishes to sell any or all of them.



Item 7. Material to be Filed as Exhibits

     The following exhibit is being filed with this Schedule:


Exhibit 1 A written agreement relating to filing joint filing statements as required by Rule 13d-1(f)(1) promulgated under Securities Exchange Act of 1934, as amended (the "1934 Act").

Exhibit 2 A written agreement dated November 24, 1997 among Gotham, Gotham II and Karenina relating to filing joint filing statements as required by Rule 13d-1(f)(1) promulgated under the 1934 Act.

                                                   Page 9 of 11 Pages

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

November 25, 1997

                GOTHAM PARTNERS, L.P.

                By:   Section H Partners, L.P.
                      its general partner

                      By: DPB Corporation,
                          a general partner of Section H Partners, L.P.

                      By: /s/ David P. Berkowitz
                          David P. Berkowitz
                          President

                KARENINA PROPERTIES, LLC

                	    By: /s/ William A. Ackman
                          William A. Ackman
                          Manager


                GOTHAM PARTNERS II, L.P.

                By:   Section H Partners, L.P.
                      its general partner

                      By: DPB Corporation,
                          a general partner of Section H Partners, L.P.

                      By: /s/ David P. Berkowitz
                          David P. Berkowitz
                          President

	                                          							Page 10 of 11 Pages
Exhibit
Number				                Exhibit Index


Exhibit 1 A written agreement relating to filing joint filing statements as required by Rule 13d-1(f)(1) promulgated under Securities Exchange Act of 1934, as amended (the
"1934 Act").

Exhibit 2 A written agreement dated November 24, 1997 among Gotham, Gotham II and Karenina relating to filing joint filing statements as required by Rule 13d-1(f)(1) promulgated under the 1934 Act.